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                                                                  EXHIBIT 99.6


                                 AMGEN RECEIVES
                            FEDERAL TRADE COMMISSION
                              ANTITRUST CLEARANCE

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
Investor Contact:                      Media Contact:
   Sarah H. Crampton                   David Kaye
   Director, Investor Relations and    Manager, Product
   Corporate Communications            Communications
   (805) 447-1659                      (805) 447-6692
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FOR IMMEDIATE RELEASE

     THOUSAND OAKS, Calif., December 14, 1994 -- Amgen today announced that the Federal Trade Commission (FTC) has granted early termination of the waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act, for Amgen's pending tender offer for Synergen, Inc.

     "The early clearance by the FTC enables us to continue to move toward the expected completion of the pending tender offer on December 21st," said Gordon Binder, Amgen's chairman and chief executive officer.

     On November 18, 1994, Amgen announced it had signed a merger agreement with Synergen through which Amgen would acquire Synergen. In accord with the merger agreement, a subsidiary of Amgen (Amgen Acquisition Subsidiary, Inc.) commenced a cash tender offer for all outstanding shares of Synergen common stock at $9.25 per share on November 23, 1994.

     The tender offer is scheduled to expire at 12:00 midnight, New York City time on Wednesday, December 21, 1994, unless extended. Under the merger agreement, early termination or expiration of the Hart-Scott-Rodino waiting period is one of the conditions to complete the tender offer. Once the other conditions set forth in the merger agreement have been met, Amgen will consummate the purchase of Synergen shares pursuant to the tender offer.

     Amgen (NASDAQ:AMGN) is a global biotechnology company that discovers, develops, manufactures and markets human therapeutics based on advanced cellular and molecular biology.